[BAKER BOTTS L.L.P. LETTERHEAD]

July 30, 2009

Via EDGAR and By Hand
Securities and Exchange Commission
100 F Street NE, Mail Stop 3720
Washington, D.C. 20549
Attention: Paul Fischer, Attorney-Advisor

Re:
Liberty Media Corporation
 Amendment No. 1 to Schedule 14A (File No. 001-33982)

Liberty Entertainment, Inc.
 Amendment No. 2 to Form S-4 (File No. 333-158795)

Dear Mr. Fischer:

        Liberty Media Corporation ("Liberty Media") hereby electronically files under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Amendment No. 1 to its preliminary Schedule 14A (the "Proxy Statement/Prospectus"), originally filed on June 8, 2009. Liberty Entertainment, Inc. ("LEI") hereby electronically files under the Exchange Act, Amendment No. 2 to its Registration Statement on Form S-4 (the "Form S-4"), as amended by Amendment No. 1 ("Amendment No. 1") filed on June 8, 2009, of which the Proxy Statement/Prospectus forms a part.

        Set forth below are responses to the comments contained in your letter to Liberty Media, dated July 8, 2009 (the "SEC Letter"), and with respect to Question 6 thereof, your follow-up letter dated July 21, 2009 ("Supplemental SEC Letter"), in each case, regarding the Proxy Statement/Prospectus and Amendment No. 1. For your convenience, each of our responses is preceded by the Staff's comment. The numbered paragraphs below correspond to the numbered paragraphs in the SEC Letter. All section references refer to the corresponding sections of the Proxy Statement/Prospectus unless otherwise noted. Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Proxy Statement/Prospectus.

Proxy Statement/Prospectus

Dear Stockholder Letter, page ii

1.
Comment: Please significantly revise to shorten your Dear Stockholder letter, addressing here only the most significant points of the proposed transaction within the letter, and leaving the more detailed disclosure to your Question and Answer and Summary sections of the proxy. While yours is admittedly a complicated series of possible transactions, the current level of detail, use of defined terms, length of sentences and paragraphs, may serve as a disincentive to investors to read the letter and become acquainted with the most material terms of the transactions, thereby potentially obviating the letter's purpose.

        Response:    We have shortened the length of the Dear Stockholder letter in response to the Staff's comment.

Notice of Special Meeting of Stockholders, page vi

2.
Comment: Please advise us when Liberty Media and Liberty Entertainment, Inc. will enter into the reorganization agreement currently filed as a "Form Of" exhibit to the Form S-4/A filed by Liberty Entertainment, Inc.

        Response:    Liberty Media and LEI intend to enter into the reorganization agreement on the redemption date but prior to the completion of the Split-Off.

3.
Comment: We note proposal two as reproduced here, as well as in the sample proxy card filed as an exhibit both to your preliminary proxy materials, and as Exhibit 99.1 to the registration statement on Form S-4 filed by Liberty Entertainment, Inc. Please tell us in your response letter what consideration you have given to presenting the matters included in Proposal 2 as separate matters for shareholders to vote upon, particularly given that the split-off is a condition precedent to the merger, and will occur without regard to the failure of the DTV Business Combination to occur, as disclosed on page iii. Please refer to Rule 14a-4(a)(3). Likewise, please indicate on your proxy card which proposal(s) is or are related to or conditioned upon the approval of other matters, and how so, including that the approval of the transaction proposal is by means of seeking shareholder ratification, and not strictly speaking shareholder approval, of the proposal.

        Response:    We have revised the disclosure and the proxy card to unbundle the transaction proposal and respond to the other comments of the Staff.

Questions and Answers, page 1

Why are the Malones receiving shares of high-vote Holdings common stock?, page 3

4.
Comment: Please revise to include a separate Question and Answer addressing why the Malones only will receive high-vote Holdings common stock as opposed to all holders of LEI Series B common stock.

        Response:    We have included a new Question and Answer in response to the Staff's comment.

5.
Comment: Please revise to include disclosure regarding the nature of the "certain limited consent rights" associated with the LEI Series B shares to be received by the Malones. Likewise, please revise to disclose that these provisions in conjunction with the high vote per share will tend to increase Mr. Malone's control of LEI.

        Response:    We have revised the disclosure in response to the Staff's comment.

6.
Comment: We note that the Malones only will receive high-vote Holdings stock. Insofar as the shares in Holdings to be received by the LEI Series B shareholders other than Mr. Malone do not appear to have "substantially the same rights" as the equity securities being surrendered in the merger, and the LEI Series B stock will have been previously listed (if not traded) on the Nasdaq Global Select Market, please provide us with your analysis as to why this share exchange would not constitute a going-private transaction subject to Rule 13e-3.

Comment from Supplemental SEC Letter:    We note your response to comment six from our comment letter dated July 8, 2009. Please provide us with your analysis as to how the exception pursuant to Rule 13e-3(g)(2) applies despite the disparate treatment of the affiliated and unaffiliated LEI Series B shareholders, including with respect to voting rights attaching to the two different classes of DirecTV common stock to be received by them. Please specifically address within your analysis Question 9 of the Commission's "Interpretative Release Relating to Going-Private Transactions under Rule 13e-3," Release No. 34-17719 (April 13, 1981), including the statement therein that "transactions in which affiliates may receive forms or amounts of consideration differing from that offered to the unaffiliated security holders do not provide the unaffiliated security holders with the equal treatment contemplated by the exception."

        Response:    We have responded to the Staff's initial comment pursuant to a letter to the Staff dated July 15, 2009 and to the Staff's supplemental comment pursuant to a letter to the Staff dated July 24, 2009.

What stockholder vote is required to approve each of the proposals?, page 4

7.
Comment: Please revise to indicate what percentage of the vote is already committed to voting in favor of the various proposals to be presented at the meeting of shareholders. We note disclosure on page 37 indicating that the holders of 36.5% of the aggregate voting power of the outstanding shares of Liberty Entertainment Stock will not be voted in connection with the transaction proposal, and disclosure on page 110 indicating that this same percentage will vote in favor of the redemption proposal.

        Response:    We have revised the disclosure in response to the Staff's comment.

Why is Liberty Media asking for only certain holders of Liberty Entertainment common stock to vote on the transaction proposal?, page 4

8.
Comment: Please revise to clarify why there is doubt that shareholder approval of the transaction proposal would constitute ratification of the transactions contemplated by the transaction proposal. We note that you employ the word "should," as opposed to "will."

        Response:    We have revised the disclosure in response to the Staff's comment.

9.
Comment: Given the significant impact that shareholder ratification could have upon stockholder litigation, please revise to include separate Q&A regarding shareholder approval/ratification possibly acting to extinguish claims and or influence the choice of judicial review or burden of proof more favorable to Liberty Media than might otherwise be the case.

        Response:    We have included a separate Q&A and revised the existing disclosure in response to the Staff's comment.

What if the transaction proposal is not approved?, page 5

10.
Comment: Please revise to clarify why Liberty Media and Liberty Entertainment, Inc. will not proceed with the transaction proposal in the absence of shareholder approval of it, given that such approval is not required by either the terms of Liberty Media's charter or by Delaware law.

        Response:    We have revised the disclosure in response to the Staff's comment.

Summary, page 8

DTV Business Combination, page 21

11.
Comment: Please revise to clarify why the former LEI stockholders owning 53% of the outstanding Holdings common stock will control approximately 64% of the voting power of Holdings.

        Response:    We have revised the disclosure in response to the Staff's comment.

Reasons of the Liberty Media Board for the DTV Business Combination, page 27

12.
Comment: In order to provide a balanced presentation, please revise as appropriate or confirm that you have included here the material risks associated with the proposed transactions that were considered by the Liberty Media board of directors, in addition to the final bullet point at the conclusion of this section, which is somewhat vague.

        Response:    We have revised the disclosure in response to the Staff's comment.

Opinion of Financial Advisor to the Liberty Media Board, page 28

13.
Comment: Please revise to disclose the total fees that Goldman Sachs will receive, and specifically note that the fees that will be paid only if the transaction is successfully consummated, as referenced on page 100 of your registration statement. Please refer to Item 1015(b)(4) of Regulation M-A.

        Response:    We have revised the disclosure in response to the Staff's comment.

Conditions to Completion of the Merger, page 29

14.
Comment: Please disclose the extent to which the conditions enumerated on pages 29-30 can be waived. In addition, please disclose whether it is Liberty's intent to resolicit stockholder approval of the merger if either party waives material conditions. We believe that resolicitation is generally required when companies waive material conditions to a merger, and such changes in the terms of the merger render the disclosure that you previously proved to shareholders materially misleading.

        Response:    We have revised the disclosure in response to the Staff's comment.

15.
Comment: Because the tax consequences are material, a waiver of the condition that the parties receive favorable tax opinions and any related changes in the tax consequences to investors would constitute material changes to your prospectus requiring amendment and resolicitation. If the tax opinion condition is waivable, please confirm that Liberty Media will recirculate and resolicit if there is a material change in tax consequences and the condition is waived, or advise us why you believe it is not necessary to do so. Please note also our position that the executed tax opinions must still be filed prior to effectiveness, regardless of your undertaking to recirculate and resolicit.

        Response:    Liberty Media confirms that it will recirculate and resolicit if there is a material change in tax consequences and the referenced condition is waived. Liberty Media intends to file the executed tax opinion set forth in Exhibit 8.1 to the Form S-4 prior to the effectiveness of that registration statement.

Management of Holdings, page 33

16.
Comment: Please revise to clarify, in plain English, the possibilities concerning the composition of the board of directors of DirecTV assuming the consummation of the merger.

        Response:    We have revised the disclosure in response to the Staff's comment.

Interests of Certain Persons, page 36

17.
Comment: Please revise to briefly quantify in dollar terms, both on an individual and aggregate basis, the interests of certain officers and directors that may conflict with the interests of shareholders generally. Please similarly revise at "Interests of Certain Persons" at page 117.

        Response:    We have revised the disclosure in response to the Staff's comment.

18.
Comment: Please revise to clarify the merger's effect on any severance and employment agreements as they relate to your officers and directors.

        Response:    We have revised the disclosure in response to the Staff's comment.

19.
Comment: Please revise to indicate how the options granted to Mr. Bennett were valued such that Liberty agreed to grant him options to acquire 500,000 shares of LMDIA, and a contingent right to future grants of LMDIA options.

        Response:    We have revised the disclosure in response to the Staff's comment.

Regulatory Matters, page 40

20.
Comment: To the extent determinable, please indicate the time frame within which you can expect to receive the approvals of the FCC.

        Response:    We have revised the disclosure in response to the Staff's comment.

Risk Factors, page 43

At the closing of the Mergers, DirecTV may have to pay the Greenlady Debt in full., page 56

21.
Comment: Please revise to quantify the extent to which DirecTV may be liable for the Greenlady Debt.

        Response:    We have revised the disclosure in response to the Staff's comment.

DirecTV has significant debt., page 66

22.
Comment: Please revise to quantify the significant DirecTV debt referenced in this risk factor.

        Response:    We have revised the disclosure in response to the Staff's comment.

The Special Meeting, page 69

Solicitation of Proxies, page 71

23.
Comment: We note that Liberty Media's employees may solicit proxies personally or by telephone. Please note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. Please confirm your understanding in your response letter.

        Response:    Liberty Media confirms its understanding that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A.

Special Factors, page 72

Background of the DTV Business Combination, page 77

24.
Comment: Please revise to indicate on page 79, paragraph two, how the 5% premium to the DirecTV shares owned by Liberty Media was derived. We note related disclosure concerning the "to-be-agreed premium related to LEI's DirecTV shares" on page 78.

        Response:    We have revised the disclosure in response to the Staff's comment.

25.
Comment: Please revise the final paragraph on this page to indicate how the 7.2 million shares intended to compensate the Malone Group was arrived at. How was the yielding of the Group's 30% voting position at LEI valued?

        Response:    We have revised the disclosure in response to the Staff's comment.

26.
Comment: Please revise the first full paragraph on page 83 to briefly outline the basis for DirecTV's objections to the Liberty Media conditions regarding a majority of the minority vote, and speed in pursuing the split-off, and how these two conditions came eventually to be acceptable to DirecTV.

        Response:    We have revised the disclosure in response to the Staff's comment.

27.
Comment: Please revise paragraph one on page 85 to disclose how Mr. Malone's retention of an "attributable interest" in DirecTV allows the "existing trust arrangement" to remain in place such that Mr. Malone and the other officers of Liberty Media who were also directors of DirecTV would be able to serve on the board of Holdings.

        Response:    We have revised the disclosure in response to the Staff's comment.

28.
Comment: Please revise page 86, paragraph three, to expand with greater specificity upon the discussions surrounding the appropriateness of the payment of a premium to Mr. Malone in any consolidating transaction between LEI and DirecTV, as well as the appropriateness of paying such a premium to non-Malone holders of LEI Series B common stock. In addition to their discussion of appropriateness, at what conclusions did the Board and Goldman Sachs arrive in this regard?

        Response:    We have revised the disclosure to clarify that, after discussing the financial analysis of the then-current terms of the transaction, the Board entered into more generic discussions relating to control premiums. Neither the Board nor Goldman Sachs arrived at any conclusions with respect to any hypothetical control premiums during this meeting.

29.
Comment: Please revise page 87, paragraph three, to explain why the board adopted the view that it would be impractical to negotiate restrictions with holders of Series B LEI common stock, other than the Malone Group.

        Response:    We have revised the disclosure in response to the Staff's comment.

30.
Comment: Please revise page 87, paragraph four, to provide more details surrounding the board's consideration of the "proposed arrangements with Mr. Bennett." Among other aspects of the terms of the arrangement, please provide quantification of the "costs associated with the option grants, and the expected benefits of the DirecTV Business Combination." Further, please advise us how this grant of such a significant number of options was compatible with the provisions of the Liberty Media nonemployee director incentive plan, under which the grants were to be made.

        Response:    We have revised the disclosure in response to the Staff's comment.

Liberty Media's Reasons for the DTV Business Combination, page 90

31.
Comment: Please revise or confirm that you have here included all material risks considered by the Liberty Media board of directors. The final bullet point in this section is vague regarding other possible negative aspects considered by the board.

        Response:    We have revised the disclosure in response to the Staff's comment.

Opinion of Financial Advisor to the Liberty Media Board, page 91

32.
Comment: Please provide us with a copy of the Goldman Sachs engagement letter.

        Response:    We understand that Cleary Gottlieb Steen & Hamilton LLP, as counsel to Goldman, Sachs & Co., will be responding to this comment directly through a supplemental submission accompanied by a confidential treatment request.

33.
Comment: Please revise to provide quantified disclosure of the compensation that Goldman Sachs received for all services provided to Liberty Media and its affiliates during the past two years. Please refer to Item 1015(b)(4) of Regulation M-A.

        Response:    We have revised the disclosure in response to the Staff's comment.

34.
Comment: Please provide us with any analyses, reports, presentation, or similar materials, including projections and board books, provided to or prepared by the advisors in connection with rendering the fairness opinion. We may have further comment upon receipt of these materials. We note, by way of example only, the reference on page 96 to estimates provided by the Institutional Brokers' Estimate System and other publicly available research analyst estimates of the future financial performance of DirecTV for the fiscal years of 2009 through 2011.

        Response:    We understand that Cleary Gottlieb Steen & Hamilton LLP, as counsel to Goldman, Sachs & Co., will be responding to this comment directly through a supplemental submission accompanied by a confidential treatment request.

35.
Comment: Please disclose any instructions or limitations the board provided to the advisor regarding the fairness opinion. Please refer to Item 1015(b)(6) of Regulation M-A.

        Response:    All instructions and limitations provided by the board of directors of Liberty Media to Goldman Sachs regarding its fairness opinion and the scope of its investigation are set forth in paragraphs 7, 8 and 9 of the written opinion of Goldman Sachs, attached as Annex H to the Proxy Statement/Prospectus, and further disclosed under "Special Factors - Opinion of Financial Advisor to the Liberty Media Board."

36.
Comment: Please note that the disclosure of financial forecasts prepared by management may be required if the forecasts were provided to third parties, including a third party's financial advisor. Accordingly, please disclose all material projections that Liberty Entertainment provided to DirecTV and/or its financial advisor, and that DirecTV gave to Liberty Entertainment and/or its financial advisor, or advise us why they are not material. We note, for example, the RSN and GSN forecasts referenced on page 96. Also, disclose the bases for and the nature of the material assumptions underlying the projections.

        Response:    Goldman Sachs was provided with internal projections prepared by DIRECTV management, as well as with internal projections for the RSNs and GSN prepared by their respective internal managements. While we refer to Goldman having received and reviewed these projections in connection with the delivery of its opinion and performance of its related financial analyses, we did not summarize those projections in the Proxy Statement/Prospectus as they are not material to an investor's decision on how to vote on the redemption proposal or any of the transaction proposals.

        In the case of the internal DIRECTV projections (the "Management DTV Projections"), Goldman was instructed to use the estimates provided by IBES in lieu of the Management DTV Projections because Liberty Media believed the IBES estimates reflected the best available estimates of DIRECTV's future financial performance available at the time. Therefore, at Liberty Media's direction, the Management DTV Projections were not used by Goldman in performing the financial analysis that it presented to the Liberty Media board of directors. We further understand that the Management DTV Projections were not relied upon by the board of directors of Liberty Media in making its determination to recommend approval of the redemption proposal and the transaction proposals by Liberty Media's stockholders. As Liberty Media was unwilling to rely on the Management DTV Projections and instructed its financial advisor to use the IBES estimates instead, those projections are clearly not material.

        In the case of the internal projections of the RSNs (the "Internal RSN Projections") and the internal projections of GSN (the "Internal GSN Projections"), Liberty Media does not believe those projections are material as they apply to an immaterial portion of the assets of LEI. Using the range of illustrative enterprise values for the RSNs included under the heading "Special Factors - Opinion of Financial Advisor to the Liberty Media Board - Analysis of RSN Subsidiaries" of the Proxy Statement/Prospectus ($250—$550 million), Liberty Media informs us that the RSNs comprise only between 2.1% and 4.5% of the illustrative net asset value of LEI as of May 1, 2009 (based on an assumed value for the RSN Subsidiaries and GSN equal to $700 million in the aggregate). In the case of LEI's 65% interest in GSN and using the range of illustrative enterprise values for LEI's 65% interest in GSN included under the heading "Special Factors - Opinion of Financial Advisor to the Liberty Media Board - Analysis of GSN" of the Proxy Statement/Prospectus ($260—$358 million), Liberty Media informs us that this asset comprises only between 2.1% and 2.9% of the illustrative net asset value of LEI as of May 1, 2009 (based on an assumed value for the RSN Subsidiaries and GSN equal to $700 million in the aggregate). In each case, therefore, Liberty Media believes those assets are immaterial to an investors vote on the redemption proposal and the transaction proposals. Inclusion of a summary of the Internal RSN Projections or the Internal GSN Projections in the Proxy Statement/Prospectus would give investors the impression that they are material to their investment decision, which Liberty Media does not believe to be the case.

Analysis of DirecTV, page 96
Discounted Cash Flow Analysis, page 96

37.
Comment: Please revise to indicate how Goldman Sachs chose perpetuity growth rates ranging from 0.5% to 2.5% and discount rates ranging from 8% to 10% when performing its discounted cash flow analysis of DirecTV, as well as the growth rates and discount rates referred to on page 97 where you discuss the discounted cash flow analysis of the RSN subsidiaries. Likewise, under "Analysis of RSN Subsidiaries and GSN," on pages 96-97, please revise to indicate on what basis Goldman Sachs chose the companies for which it calculated 2009 and 2010 estimated EBITDA.

        Response:    We have revised the disclosure in response to the Staff's comment.

Present Value of Future Stock Price Analysis, page 96

38.
Comment: Please revise to provide an explanation more readily understandable to the average investor regarding the financial analysis here disclosed and discussed, such that the investor can better understand what Goldman Sachs did, and how the analysis and conclusion are relevant to stockholders and to the consideration they will receive pursuant to the merger. The introductory sentence is extremely dense and relies on sophisticated technical and financial terms that need better explanation and/or contextualization, such that an investor can understand the significance of an analysis that indicates the "illustrative present value of the theoretical future value of DirecTV's equity as a function of its estimated future EBITDA and its assumed enterprise value to future EBITDA multiple." When you revise, please also indicate how the EBITDA multiples and discount rates employed by Goldman Sachs were chosen.

        Response:    We have revised the disclosure in response to the Staff's comment.

Accounting Treatment, page 110

39.
Comment: We note that holders of LEI Series B common stock and LEI Series B options, other than the Malone Group, will receive shares of Holdings Class A common stock in the LEI merger. We also note that the Malone Group will exchange its shares of LEI Series B common stock for shares of Holdings Class B common stock. It appears that Holdings Class B common stockholders' rights significantly differ from Holdings Class A common stockholders' rights. Further we note that Robert Bennett's LEI Class B options will be converted to Holdings Class A options and that he will receive additional options to purchase 500,000 shares of LMDIA in consideration for certain limitations and restrictions.

It appears to us that the split off, the merger, and related agreements should be viewed as a single transaction. Tell us your consideration of the Malone Agreement exchange and the Bennett Agreement conversion and option grant in reaching your conclusion that the split-off is a pro rata distribution to the holders of Liberty Entertainment common stock that should be accounted for at historical cost.

        Response:    Because the Split-Off is not conditioned on the DTV Business Combination, Liberty Media does not agree that the Split-Off and the DTV Business Combination should be viewed as a single transaction. The Liberty Media board originally determined to pursue a split-off in September 2008 and later approved the Split-Off in December 2008. Liberty Media filed its preliminary proxy statement regarding the Split-Off in January 2009, and amended such filing on April 3, 2009 and April 24, 2009. These actions were taken before the Transaction Agreements with DIRECTV were signed in early May 2009. In fact, even though Liberty Media and DIRECTV were engaged in negotiations regarding a potential merger transaction during Liberty Media's filing process with respect to the Split-Off, as described in the section "Special Factors—Background of the Transactions—Background of the DTV Business Combination" of the Proxy Statement/Prospectus, the Liberty Media board instructed management to pursue the Split-Off, regardless of whether an agreement regarding a merger could be reached. The Split-Off is not conditioned upon the approval of the transaction proposals, and Liberty Media currently intends to complete the Split-Off regardless of whether the transaction proposals are approved. It should be noted that the Split-Off is a condition to the completion of the DTV Business Combination because, consistent with Liberty Media's prior announcements and SEC filings, the Liberty Media board determined that a portion of the assets and liabilities attributed to the Entertainment Group would be retained by Liberty Media following the Split-Off. Accordingly, the parties negotiated a business deal that did not include any of the assets and liabilities of the Entertainment Group that were to be so retained.

        If the transaction proposals do not receive the requisite approvals (or any other condition to the DTV Business Combination fails to be satisfied or, if applicable, waived), Liberty Media intends to complete the Split-Off in any event, and LEI would become a separate public company. In such case, Liberty Media believes it would be inappropriate to record the Split-Off at fair value. In addition, even if all conditions to the Split-Off and the DTV Business Combination are ultimately satisfied, these separate transactions may not close at the same time, and LEI could be a separate public company from the date of the Split-Off until the DTV Business Combination is completed. Upon completion of the DTV Business Combination, DIRECTV will account for such transaction at fair value.

        Based on the foregoing, Liberty Media believes the accounting for the Split-Off and the accounting for the DTV Business Combination should be considered separately. In our response letter dated April 24, 2009, we provided the Staff with the reasons Liberty Media believes the Split-Off should be accounted for using carryover basis. As the Malone Agreement and the Bennett Agreement were entered into strictly in connection with the DTV Business Combination, they have no impact on the Split-Off and were not considered in reaching the foregoing conclusion regarding the accounting treatment for the Split-Off.

DTV Business Combination, page 113

Legal Proceedings Regarding the DTV Business Combination, page 121

40.
Comment: Please revise to indicate the date or dates upon which the legal proceedings you have disclosed were instituted.

        Response:    We have revised the disclosure in response to the Staff's comment.

Merger Agreement, page 128

41.
Comment: We note the disclaimer at the conclusion of introductory paragraph two to the Merger Agreement that stockholders "should not rely on the covenants in the Merger Agreement as actual limitations on the respective businesses of Liberty Media, LEI and DirecTV." Please expand upon this disclaimer to explain what you mean when you refer to "the covenants," and to more fully disclose why you believe that shareholders are not permitted to rely upon them. Among other things, please explain what actions either party could take pursuant to confidential disclosures that would render the covenants unreliable.

        Response:    We have revised the disclosure in response to the Staff's comment. Specifically, we have revised the disclosure to state that stockholders should not rely on the covenants "relating to the conduct of Liberty Media, LEI or DIRECTV's businesses during the pendency of the transactions" in the Merger Agreement as actual limitations. Liberty Media believes and has disclosed that stockholders should not rely on such covenants alone as actual limitations because any party may take certain actions that are either expressly permitted in the confidential disclosures to the Merger Agreement (i.e., schedules) or are otherwise consented to by the appropriate party (which consent may be given without prior notice to the public). As a result, Liberty Media believes that the revised disclosure is sufficient.

Material U.S. Federal Income Tax Consequences, page 182

42.
Comment: We note that your introductory paragraph does not appear to confirm that the opinion that follows constitutes the opinion of Skadden, Arps, Slate, Meagher & Flom LLP with respect to the merger to which DirecTV is a party. Please revise to confirm that the merger to which DirecTV is a party comprises part of the "LEI Transactions," (as suggested within the Form of Opinion of Skadden, Arps filed as Exhibit 8.1 to the registration statement of Liberty Entertainment, Inc. on Form S-4) or advise us why your statement regarding Skadden's opinion does not encompass this material tax consequence of the series of transactions described in your proxy statement.

        Response:    Skadden, Arps is counsel to Liberty Media and LEI and therefore is providing an opinion to holders of Liberty Entertainment common stock with respect to the Split-Off and the LEI Transactions only. LEI Transactions is defined as the Malone Contribution taken together with the LEI Merger. Skadden, Arps is not opining as to the DIRECTV Merger because the holders of Liberty Entertainment common stock are not parties thereto and will not exchange their securities in that merger. Weil Gotshal & Manges LLP is counsel to DIRECTV and therefore is providing an opinion with respect to the federal income tax consequences to holders of DIRECTV common stock of the DIRECTV merger.

Unaudited Comparative Per Share Information, page 199

43.
Comment: Provide equivalent per share data for LMC Entertainment in accordance with Item 3 (f) of Form S-4.

        Response:    We have revised the disclosure in response to the Staff's comment.

44.
Comment: Tell us why you do not include pro forma per share data for Holdings Class A and Class B shares.

        Response:    We have revised the disclosure to include pro forma per share data for Holdings Class A and Class B shares.

LMC Entertainment financial statements

45.
Comment: It would appear you need to recast your financial statements for the impact of the adoption of SFAS 160.

        Response:    We have recast the financial statements in response to the Staff's comment.

46.
Comment: Tell us why you do not disclose earnings per share for each class of common stock.

        Response:    The LEI Series A and Series B common stock will be the same in all respects except that the Series A common stock will have 1 vote per share and the Series B common stock will have 10 votes per share. There will be no differences with respect to liquidation preferences or dividend rights. In addition, the Series B common stock will be convertible into Series A common stock at the option of the holder. Accordingly, the pro forma EPS calculation results in the same amount for Series A and

Series B common stock. We have revised the LMC Entertainment financial statements to indicate that the pro forma earnings per share is for both Series A and Series B common stock.

Liberty Media Corp financial statements as incorporated by reference

47.
Comment: It would appear you need to file a Form 8-K to include restating financial statements to reflect the impact of the adoption of SFAS 160.

        Response:    Liberty Media has recast its financial statements for the impact of the adoption of SFAS 160 and filed the same under cover of a Current Report on Form 8-K on July 20, 2009.

Form S-4/A filed by Liberty Entertainment, Inc.

48.
Comment: Please revise your registration statement to comply with the above comments.

        Response:    We have revised the registration statement in response to the Staff's comments.

49.
Comment: We note that Liberty Entertainment includes a legend referring to the safe harbor for forward-looking statements in several of its Rule 425 communications, including that filed on June 29, 2009. We remind you that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings, which includes Liberty Entertainment's registration of securities on Form S-4. In future Rule 425 communications, please refrain from referring to the safe harbor, or make clear that the safe harbor does not apply to you.

        Response:    LEI confirms that there will be no reference to the safe harbor for forward-looking statements under the Private Securities Litigation Reform Act in its future Rule 425 communications relating to these transactions.

Exhibit 8.1, Form of Opinion of Skadden, Arps

50.
Comment: Please revise the second sentence in the second to the last paragraph to clarify that shareholders who receive the proxy statement in connection with the special meeting are entitled to rely upon the tax opinion.

        Response:    Skadden, Arps has revised its form of opinion filed as Exhibit 8.1 to the Form S-4 in response to the Staff's comment.

* * *

        Liberty Media has authorized us to inform you that it acknowledes that:

  •
  it is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement/Prospectus and Form S-4, each as amended ("Filings");

  •
  Staff comments or changes to disclosure in response to Staff comments in the Filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filings; and

  •
  it may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

        If you have any questions with respect to the foregoing responses to the SEC Letter or require further information, please contact the undersigned at (212) 408-2503.

Very truly yours,
/s/ RENEE L. WILM
cc:
Securities and Exchange Commission
Paul Monsour, Accountant
Ivette Leon, Assistant Chief Accountant

  Liberty Media Corporation
  Charles Y. Tanabe